UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

EASTSIDE DISTILLING, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27780 23 02

(CUSIP Number)

Grover T. Wickersham

2821 Third Street

Santa Monica, CA 90405

(415) 601-1111

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 21, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 27780 23 02	SCHEDULE 13D	Page 2 of 6

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Grover T. Wickersham (“Mr. Wickersham”)

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
	(See Instructions)	(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States
USA

	7.	Sole Voting Power
		472,108(1)(2)

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY	9.	Sole Dispositive Power
EACH		472,108(1)(2)
REPORTING
PERSON WITH	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
472,108(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.04% (3)

14.	Type of Reporting Person (See Instruction)
IN
(See footnotes on following page 4.)

CUSIP NO. 27780 23 02	SCHEDULE 13D	Page 3 of 6

(1)	Includes 157,037 shares of Common Stock owned directly by Mr. Wickersham. In addition, Mr. Wickersham serves as the trustee of the Lindsay Anne Wickersham 1999 Irrevocable Trust (the “Irrevocable Trust”) and is a co-trustee and a lifetime beneficiary of the Grover T. and Jill Z. Wickersham 2000 Charitable Remainder Trust (the “CRUT”). The Irrevocable Trust owns 45,856 shares of Common Stock, and the CRUT owns 60,370 shares of Common Stock. Because Mr. Wickersham exercises voting and dispositive power over the securities owned by the Irrevocable Trust and the CRUT, he may be deemed to be the beneficial owner of the securities owned by such entities pursuant to Rule 13d-3(a) promulgated under the Act. He disclaims beneficial ownership of all of the securities owned by the Irrevocable Trust and all of the securities owned by the CRUT, except to the extent of his vested interest in the CRUT. See footnote for details regarding currently exercisable options and warrants.
(2)	Includes 90,510 shares of Common Stock issuable upon exercise of warrants, of which 23,843 warrants are held by Mr. Wickersham and 66,667 warrants are held the Irrevocable Trust. Also includes 118,335 options that are exercisable on or before August 24, 2019. Mr. Wickersham currently has an additional 84,999 options that will continue to vest in accordance with the vesting terms of the respective option grants.
(3)	Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Act. Based on 9,162,313 shares of the Issuer’s Common Stock outstanding on June 24, 2019, as provided by the Issuer, plus shares of Common Stock issuable upon exercise of currently exercisable options and warrants and options that will vest within 60 days thereof.

CUSIP NO. 27780 23 02	SCHEDULE 13D	Page 4 of 6

EXPLANATORY NOTE

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 14, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 18, 2016, Amendment No. 2 to Schedule 13D filed with the Commission on July 27, 2016 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the Commission on February 14, 2017, Amendment No. 4 to Schedule 13D filed with the Commission on August 18, 2017, Amendment No. 5 to Schedule 13D filed on April 6, 2018 (“Amendment No. 5”) and Amendment No. 6 to Schedule 13D filed on August 15, 2018 by Grover T. Wickersham, an individual and citizen of the United States (“Mr. Wickersham”) and the Grover T. Wickersham, P.C. Employees’ Profit Sharing Plan (the “PSP”) with respect to the Common Stock of Eastside Distilling, Inc., a Nevada corporation (the “Issuer”).

The original Schedule 13D and all prior amendments were filed jointly by Mr. Wickersham and the PSP, for which he served as trustee until January 31, 2019. Amendment No. 6 reported that the PSP no longer holds 5% of the outstanding shares and therefore is no longer subject to the filing requirements of Section 13 of the Securities Exchange Act of 1934, as amended.

The original Schedule 13D and all prior amendments included in Mr. Wickersham’s beneficial ownership the securities owned directly by an education trust for which Mr. Wickersham served as trustee. Mr. Wickersham resigned as Trustee of the education trust on December 31, 2018.

Therefore, this Amendment No. 7 is filed solely on behalf of Mr. Wickersham and includes his directly owned securities and the securities for which he is deemed to be the indirect beneficial owner as of the date of this filing, which includes the securities of the Irrevocable Trust and the CRUT.

The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 7 are collectively referred to as the “Schedule 13D.” This Amendment No. 7 amends Items 3 and 5. Except as set forth herein, all other information in the Schedule 13D, as previously amended, remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to Schedule 13D is hereby amended and supplemented by adding the following paragraph to the end of Item 3:

On November 21 and 23, 2018, Mr. Wickersham purchased an aggregate of 10,000 shares of common stock for $63,500 in cash. The source of funds was his personal funds.

Item 5.	Interest in Securities of the Issuer

The filing of this Schedule 13D and any amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to the CRUT or the Irrevocable Trust shall not be considered an admission that Mr. Wickersham is the beneficial owner of any shares in which he does not have a pecuniary interest.

Paragraphs (a) and (c) are hereby amended and supplemented as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of the shares beneficially owned. The percentages used in this Schedule 13D are calculated based on 9,162,313 shares of the Issuer’s Common Stock outstanding on June 24, 2019, as provided by the Issuer, plus shares of Common Stock issuable upon exercise of currently exercisable options and warrants as applicable to the Filing Person.

CUSIP NO. 27780 23 02	SCHEDULE 13D	Page 5 of 6

(c) The Filing Person has not effected or caused to be effected any transaction involving the Issuer’s Common Stock during the last 60 days. Transactions inadvertently not reported since the filing of Amendment No. 6 include:

Person who Effected			Number of	Price
the Transaction	Transaction	Date	Shares	Per Share		Consideration

Irrevocable Trust(1)	Private Sale of Shares	9/13/18	50,000	$7.75		Cash
Mr. Wickersham	Open Market Purchase of Shares	11/21/18	8,000	$6.3551	(2)	Cash
Mr. Wickersham	Open Market Purchase of Shares	11/23/18	2,000	6.3295	(3)	Cash

(1)	Transaction was effected by the named party. Mr. Wickersham may be deemed to be the indirect beneficial owner thereof.
(2)	The purchases on November 21, 2018 were made in multiple trades at prices ranging from $6.26 to $6.399. The price in the above table is the weighted average sales price on that date.
(3)	The purchases on November 23, 2018 were made in multiple trades at prices ranging from $6.24 to $6.47. The price in the above table is the weighted average sales price on that date.

CUSIP NO. 27780 23 02	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2019

/s/ Grover T. Wickersham
Grover T. Wickersham